Exhibit I

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
EARNINGS RELEASE

TEEKAY LNG PARTNERS REPORTS
PRELIMINARY SECOND QUARTER RESULTS;
TEEKAY LNG TO RESTATE RESULTS
FOR ACCOUNTING UNDER SFAS 133

Highlights
•	Generated distributable cash flow of $24.4 million in the second quarter, up 11 percent from the previous quarter.

•	Declared a cash distribution of $0.55 per unit for the second quarter, up 4 percent from the previous quarter.

•	Acquired Teekay’s 40% interest in the four RasGas 3 LNG carriers.

•	As previously announced, agreed to acquire two Multigas ships and their associated 15-year fixed-rate contracts.

•	Teekay LNG Partners will restate certain financial results to adjust its accounting for derivatives under SFAS 133. The preliminary results announced today do not reflect these restatements. The restatements will have no impact on distributable cash flow for any restated period.
Hamilton, Bermuda, August 6, 2008 — Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) today reported preliminary second quarter 2008 financial results. The Partnership also announced today that it plans to restate financial results from the second quarter of 2004 through the end of the second quarter of 2008, including preliminary and previously announced results included in this earnings release, to adjust its accounting treatment for certain derivative transactions under Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, as more fully discussed below under “—Restatement of Financial Statements.” None of the results included in this earnings release reflect restatement adjustments.
Summary of Preliminary Results
The Partnership reported net income of $7.6 million for the quarter ended June 30, 2008, compared to net income of $2.5 million for the same period last year. The results for the second quarter of 2007 included foreign currency translation losses of $5.7 million, primarily relating to long-term debt denominated in Euros, and non-cash expenses of $6.1 million, primarily relating to non-cash interest expense and the accounting consolidation of the two Tangguh newbuilding LNG carriers (which the Partnership has not yet acquired) and the four RasGas 3 newbuilding LNG carriers (which the Partnership acquired on May 6, 2008). In the second quarter of 2008, the amounts relating to these items were insignificant. Net voyage revenues(1) for the second quarter of 2008 increased to $70.9 million from $65.0 million in the same quarter of the prior year.
The net loss for the six months ended June 30, 2008 was $17.4 million, compared to net income of $3.9 million for the same period last year. The results for the first half of 2008 and 2007 included foreign currency translation losses of $33.9 million and $10.5 million, respectively, relating to long-term debt denominated in Euros, non-cash expenses of $4.5 million and $9.0 million, respectively, primarily relating to non-cash interest expense, and the accounting consolidation of the Tangguh and RasGas 3 vessels.
During the three months ended June 30, 2008, the Partnership generated $24.4 million in distributable cash flow(2), compared to $22.2 million for the same quarter of the prior year. For the quarter ended June 30, 2008, the Partnership raised its quarterly cash distribution by approximately 4 percent to $0.55 per unit from $0.53 per unit in the pervious quarter. This increase reflects the acquisition of the two Kenai LNG carriers in April 2008. This cash distribution is payable on August 14, 2008 to all unitholders of record on August 7, 2008.

(1)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

(2)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix A for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
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Kenai LNG
On April 1, 2008, the Partnership acquired two 1993-built, 88,000 cubic meter specialized LNG vessels, the Arctic Spirit and the Polar Spirit, from Teekay for a total cost of $230 million, and immediately chartered the vessels back to Teekay for a period of 10 years (plus options exercisable by Teekay to extend up to an additional 15 years). These charters are expected to generate approximately $27 million per annum in operating cash flow to the Partnership.
RasGas 3 LNG
The Partnership acquired Teekay’s 40 percent interest in four 217,000 cubic meter newbuilding LNG carriers on May 6, 2008, when the first vessel delivered, for a total purchase price of approximately $110 million (excluding assumed debt). The three remaining RasGas 3 LNG carriers delivered in June and July 2008. These vessels provide transportation services to Ras Laffan Liquefied Natural Gas Co. Limited (3) (RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum, at fixed rates, with inflation adjustments, for a period of 25 years, with options exercisable by RasGas 3 to extend up to an additional 10 years. Teekay’s joint venture partner, Qatar Gas Transport Company, owns the remaining 60 percent interest in these vessels.
As a result of this acquisition, management intends to recommend to the Board of Directors of the Partnership’s general partner a further increase in the quarterly cash distribution, effective for the third quarter distribution, which will be paid in November 2008.
Skaugen Multigas
In May 2008, the Partnership announced that it had agreed to acquire two technically advanced 12,000 cubic meter Multigas ships capable of carrying LNG, LPG and Ethylene for a total cost of approximately $94 million. Teekay agreed to acquire the existing shipbuilding contracts for these vessels from subsidiaries of IM Skaugen ASA (Skaugen) and Teekay LNG agreed to acquire the vessels from Teekay upon their delivery. The vessels are scheduled to deliver in 2010, at which time they are scheduled to commence service under 15-year, fixed-rate charters to Skaugen, collectively generating approximately $9.5 million per annum in operating cash flow to the Partnership.
Preliminary Operating Results(1)
The following table highlights certain financial information for Teekay LNG’s segments: the Liquefied Gas Segment and the Suezmax Segment (please refer to the “Teekay LNG Partners’ Fleet” section of this release below and Appendix B for further details):

	Three Months Ended			Three Months Ended
	June 30, 2008			June 30, 2007
	(unaudited)			(unaudited)

	Liquefied Gas	Suezmax		Liquefied Gas	Suezmax
(in thousands of U.S. dollars)	Segment	Segment	Total	Segment	Segment	Total

Net voyage revenues	53,045	17,898	70,943	44,084	20,924	65,008

Vessel operating expenses	13,207	7,585	20,792	8,094	5,836	13,930
Depreciation & amortization	14,234	4,638	18,872	11,551	5,004	16,555

Cash flow from vessel operations*	36,790	7,616	44,406	34,119	13,200	47,319

*	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and unrealized gains or losses relating to derivatives. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(1)	The Partnership plans to restate financial results included in this financial statement to adjust its accounting treatment for certain derivative transactions under the Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, as more fully discussed above under “—Restatement of Financial Statements.” Results exclude accounting corrections related to SFAS 133.
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Liquefied Gas Segment
Cash flow from vessel operations from the Partnership’s Liquefied Gas Segment increased to $36.8 million in the second quarter of 2008 from $34.1 million in the same quarter of the prior year, primarily due to the acquisition of the two Kenai LNG carriers from Teekay on April 1, 2008, partially offset by LNG higher vessel operating expenses during the second quarter of 2008.
Suezmax Segment
Cash flow from vessel operations from the Partnership’s Suezmax Tanker Segment decreased to $7.6 million for the second quarter of 2008 from $13.2 million for the same quarter of the prior year, primarily due to the loss of revenues from the scheduled drydocks of the European Spirit and African Spirit, higher service and crew manning costs, and the depreciation of the U.S. dollar which increased Euro-denominated expenses (offset by higher Euro-denominated revenues in the Liquefied Gas Segment). In addition, the Partnership did not accrue for any profit share revenue on the Teide Spirit (which provides for additional revenues beyond the fixed-hire rate when spot tanker rates exceed a certain threshold level) in the second quarter of 2008, compared to a $1.0 million profit share accrual in the second quarter of 2007. Since the profit share amount is determined on a calendar year basis, any profit share will be recognized in the fourth quarter of each year.
Future LNG/LPG Projects
Below is a summary of LNG and LPG newbuildings that the Partnership has agreed to, or has the right to, acquire:
Skaugen LPG
The Partnership has agreed to acquire five LPG carriers from Skaugen (including the two Multigas vessels described above) that are currently under construction and will be purchased upon their delivery from the shipyard, which is scheduled in 2009 and 2010. Upon their delivery, the vessels will commence service under 15-year fixed-rate charters to Skaugen.
Tangguh LNG
The Partnership has agreed to acquire Teekay’s 70 percent interest in two 155,000 cubic meter newbuilding LNG carriers scheduled to deliver during late-2008 and early-2009. Upon their deliveries, the Tangguh vessels will provide transportation services to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia at fixed rates, with inflation adjustments, for a period of 20 years. An Indonesian joint venture partner owns the remaining 30 percent interest in these vessels.
Angola LNG
As previously announced, a consortium in which Teekay has a 33 percent interest, has agreed to charter four newbuilding LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron, Sonangol, BP and Total. The vessels will be chartered at fixed rates, with inflation adjustments, following their delivery, which is scheduled to commence in 2011. In accordance with an agreement between Teekay and Teekay LNG, Teekay is obligated to offer the Partnership its interest in these vessels and related charter contracts no later than 180 days before delivery of the newbuilding LNG carriers.
Teekay LNG’s Fleet
The following table summarizes the Partnership’s fleet as of July 31, 2008:

	Number of Vessels
	Delivered Vessels	Committed Vessels		Total

LNG Carrier Fleet	13	2	(1)	15

LPG Carrier Fleet	1	5	(2)	6

Suezmax Tanker Fleet	8	—		8

Total	22	7		29

(1)	Represents the 70 percent interest in the two newbuilding LNG carriers relating to the Tangguh LNG project, as described above. Excludes Teekay’s 33 percent interest in the four Angola LNG newbuildings, described above.

(2)	Represents the five Skaugen LPG carriers currently under construction, as described above.
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Liquidity
As of June 30, 2008, the Partnership had total liquidity of $583.2 million, comprised of $78.8 million in cash and cash equivalents (of which, $25.9 million is only available to the Tangguh joint venture) and $504.4 million in undrawn medium-term revolving credit facilities, compared to total liquidity of $516.0 million at the end of the previous quarter.
Restatement of Financial Statements
The Partnership plans to restate financial results from the second quarter of 2004 through the end of the second quarter of 2008, including preliminary and previously announced results included in this earnings release, to adjust its accounting treatment for certain derivative transactions under SFAS 133, Accounting for Derivative Instruments and Hedging Activities.
The restatements will correct the Partnership’s accounting for certain of its interest rate swaps and a profit-sharing swap agreement used in its hedging strategies to manage interest rate and tanker freight rate risks. To date, the Partnership has accounted for the applicable derivatives as hedging instruments in accordance with SFAS 133. The fair values of these derivatives was recorded as derivative assets and liabilities on the Partnership’s consolidated balance sheet, with the fair value changes each quarter recorded in accumulated other comprehensive income (loss). The Partnership recently discovered that since the second quarter of 2004, certain of its derivatives did not qualify for hedge accounting treatment under SFAS 133 because aspects of the Partnership’s hedge documentation did not meet the strict technical requirements of the standard. Accordingly, the Partnership will recognize the changes in the fair value of these derivatives through the statement of income (loss) rather than as a component of accumulated other comprehensive income (loss) on the Partnership’s consolidated balance sheet and statement of changes in Partners’ equity.
The Partnership believes that the applicable derivative transactions were consistent with its risk management policies and that its overall hedging strategy continues to be sound. The change to the accounting treatment for these transactions will not affect the economics of the derivative transactions nor the Partnership’s cash flows, distributable cash flow, liquidity, or total partners’ equity at June 30, 2008. However, the restatements will result in greater fluctuations in reported net income (loss) for the restated periods and will affect the preliminary financial results announced today for the three- and six-month periods ended June 30, 2008. The Partnership will finalize restatement amounts for the current period and applicable previous periods as soon as practicable and will release restated results and file amendments to its previous filings with the U.S. Securities and Exchange Commission as required. Accordingly, the Partnership’s previously reported financial statements for the periods from 2004 to the first quarter of 2008 should not be relied upon and the financial results included in this earnings release, which do not reflect the accounting adjustments described above, should be considered preliminary. Ernst & Young LLP, the Partnership’s independent registered public accounting firm, will complete its review of the financial statements as at June 30, 2008 and for the three- and six-month periods ended June 30, 2008 and 2007 following the completion of the restatements noted above.
The Audit Committee of the Partnership’s general partner has discussed the matters related to the restatement with Ernst & Young LLP.
About Teekay LNG Partners L.P.
Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors. Teekay LNG Partners L.P. provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate time charter contracts with major energy and utility companies through its fleet of fifteen LNG carriers, six LPG carriers and eight Suezmax class crude oil tankers. Two of the fifteen LNG carriers are newbuildings scheduled for delivery between late-2008 and early-2009. Five of the six LPG carriers are newbuildings scheduled for delivery in 2009 and 2010.
Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.
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Earnings Conference Call
The Partnership plans to host a conference call at 11:00 a.m. ET on Friday, August 8, 2008, to discuss the Partnership’s results and the outlook for its business activities. All unitholders and interested parties are invited to listen to the live conference call by dialing (866) 322-8032 or (416) 640-3406 and quoting confirmation code 9667849, or listen to the live conference call through the Partnership’s web site at www.teekaylng.com. The Partnership plans to make available a recording of the conference call until midnight August 15, 2008 by dialing (888) 203-1112 or (647) 436-0148, and entering access code 9667849, or via the Partnership’s web site until September 7, 2008.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
Web site: www.teekaylng.com
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TEEKAY LNG PARTNERS L.P.
PRELIMINARY SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS) (1)
(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2008	2008	2007	2008	2007

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	71,592	66,022	65,282	137,614	123,611

OPERATING EXPENSES
Voyage expenses	649	295	274	944	540
Vessel operating expenses	20,792	15,400	13,930	36,192	27,751
Depreciation and amortization	18,872	16,072	16,555	34,944	32,374
General and administrative	5,745	3,960	3,759	9,705	7,277

	46,058	35,727	34,518	81,785	67,942

Income from vessel operations	25,534	30,295	30,764	55,829	55,669

OTHER ITEMS
Interest expense(2)	(29,602)	(33,058)	(35,819)	(62,660)	(66,166)
Interest income	12,828	11,947	13,020	24,775	24,117
Income tax recovery (expense)	551	(323)	(209)	228	(662)
Foreign exchange loss(3)	(29)	(33,891)	(5,682)	(33,920)	(10,482)
Other — net	(1,648)	30	387	(1,618)	1,387

	(17,900)	(55,295)	(28,303)	(73,195)	(51,806)

Net income (loss)	7,634	(25,000)	2,461	(17,366)	3,863

Limited partners’ units outstanding:
Weighted-average number of common units outstanding
— Basic and diluted	29,899,726	22,540,547	21,327,360	26,220,136	20,786,956
Weighted-average number of subordinated units outstanding
— Basic and diluted	12,629,633	14,734,572	14,734,572	13,682,103	14,734,572
Weighted-average number of total units outstanding
— Basic and diluted	42,529,359	37,275,119	36,061,932	39,902,239	35,521,528

(1)	The Partnership plans to restate financial results included in this financial statement to adjust its accounting treatment for certain derivative transactions under the Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, as more fully discussed above under “—Restatement of Financial Statements.” Results exclude accounting corrections related to SFAS 133.

(2)	During the three months ended June 30, 2008 includes $1.9 million of unrealized gains from interest rate swaps. This amount is non-cash and hence, does not affect the Partnership’s cash flows or the calculation of distributable cash flow.

(3)	The Partnership’s Euro-denominated revenues currently approximate its Euro-denominated expenses and debt service costs. As a result, the Partnership currently is not exposed materially to foreign currency fluctuations. However, for accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the income statement.
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TEEKAY LNG PARTNERS L.P.
PRELIMINARY SUMMARY CONSOLIDATED BALANCE SHEETS (1) (2)
(in thousands of U.S. dollars)

	As at June 30, 2008	As at December 31, 2007

	(unaudited)	(unaudited)

ASSETS
Cash and cash equivalents	78,811	91,891
Restricted cash — current	33,520	26,662
Other current assets	17,385	21,709
Restricted cash — long-term	661,608	652,567
Vessels and equipment	1,810,796	1,595,731
Advances on newbuilding contracts	322,897	240,773
Other assets	506,380	407,264
Intangible assets	146,370	150,935
Goodwill	39,279	39,279

Total Assets	3,617,046	3,226,811

LIABILITIES AND PARTNERS’ EQUITY
Accounts payable and accrued liabilities	62,929	42,587
Current portion of long-term debt and capital leases	206,609	187,636
Current portion of long-term debt related to newbuilding vessels to be delivered	47,226	27,152
Advances from affiliates and joint venture partners	105,364	40,950
Long-term debt and capital leases	2,012,323	1,586,073
Long-term debt related to newbuilding vessels to be delivered	234,708	421,536
Other long-term liabilities	66,915	63,437
Non-controlling interest (3)	58,287	158,077
Partners’ equity	822,685	699,363

Total Liabilities and Partners’ Equity	3,617,046	3,226,811

(1)	The Partnership plans to restate financial results included in this financial statement to adjust its accounting treatment for certain derivative transactions under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as more fully discussed above under “—Restatement of Financial Statements.” Results exclude accounting corrections related to SFAS 133.

(2)	With the Partnership’s agreement on November 1, 2006 to acquire Teekay Corporation’s 70 percent in the Tangguh project and the acquisition of 40 percent interests in the four RasGas 3 carriers on May 6, 2008, the Partnership is required to consolidate Tangguh and equity account for its investment in RasGas 3 joint venture under U.S. generally accepted accounting principles.

(3)	As the Partnership had not yet acquired the interest in the Tangguh project and is consolidating the Tangguh project as described in note (2) above, as at June 30, 2008, the non-controlling interest includes 100 percent of the equity interest in the Tangguh project. As at December 31, 2007, the Partnership had not yet acquired both the Tangguh and the RasGas 3 projects, and as such the non-controlling interests includes 100 percent of the equity interest in the Tangguh project and the Partnership’s 40 percent equity interest in the RasGas 3 joint venture.
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TEEKAY LNG PARTNERS L.P.
PRELIMINARY SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS (1)
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2008	2007

	(unaudited)	(unaudited)

Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	66,195	42,701

FINANCING ACTIVITIES
Proceeds from long-term debt	261,503	443,120
Capitalized loan costs	(1,329)	(931)
Scheduled repayments of long-term debt and capital leases	(22,928)	(17,497)
Prepayments of long-term debt	(15,000)	(160,000)
Decrease (increase) in restricted cash	1,228	(82,685)
Net advances from affiliates	8,140	—
Net advances from joint venture partners	593	18,426
Cash distributions paid	(45,026)	(33,012)
Proceeds from issuance of units	202,519	86,300

Net financing cash flow	389,700	253,721

INVESTING ACTIVITIES
Net advances to joint venture	(87,198)	(144,270)
Return of capital of Teekay BLT Corporation to Teekay	(19,600)	—
Corporation
Purchase of Teekay Nakilat Holdings Corporation	—	(53,726)
Purchase of Teekay Nakilat (III) Holdings Corporation	(49,095)	—
Purchase of Dania Spirit L.L.C.	—	(18,546)
Purchase of Kenai LNG Carriers	(230,000)	—
Expenditures for vessels and equipment	(83,082)	(78,857)

Net investing cash flow	(468,975)	(295,399)

(Decrease) increase in cash and cash equivalents	(13,080)	1,023
Cash and cash equivalents, beginning of the period	91,891	28,871

Cash and cash equivalents, end of the period	78,811	29,894

(1)	The Partnership plans to restate financial results included in this financial statement to adjust its accounting treatment for certain derivative transactions under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as more fully discussed above under “—Restatement of Financial Statements.” Results exclude accounting corrections related to SFAS 133.
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TEEKAY LNG PARTNERS L.P.
APPENDIX A — PRELIMINARY RECONCILIATION OF NON-GAAP FINANCIAL MEASURE(1)
(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash interest expense, non-controlling interest, estimated maintenance capital expenditures, gains and losses on vessel sales, income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles distributable cash flow to net income.

Three Months Ended
June 30, 2008

(unaudited)

Net income	7,634

Add:
Depreciation and amortization	18,872
Non-controlling interest expense	1,114
Foreign exchange loss	29
Non-cash interest expense and other	5,438
Equity loss of RasGas 3 joint venture	1,627

Less:
Estimated maintenance capital expenditures	7,151
Income tax recovery	551
Non-controlling owners’ share of DCF before estimated maintenance capital expenditures	1,678
Partnership’s share of RasGas 3 DCF before estimated maintenance capital expenditures	934

Distributable Cash Flow	24,400

(1)	The Partnership plans to restate financial results included in this financial statement to adjust its accounting treatment for certain derivative transactions under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as more fully discussed above under “—Restatement of Financial Statements.” Results exclude accounting corrections related to SFAS 133, which will not impact the Partnership’s total distributable cash flow.
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TEEKAY LNG PARTNERS L.P.
APPENDIX B — PRELIMINARY SUPPLEMENTAL SEGMENT INFORMATION(1)
(in thousands of U.S. dollars)

	Three Months Ended June 30, 2008
	(unaudited)
	Liquefied
	Gas Segment	Suezmax Segment	Total

Net voyage revenues (2)	53,045	17,898	70,943
Vessel operating expenses	13,207	7,585	20,792
Depreciation and amortization	14,234	4,638	18,872
General and administrative	3,048	2,697	5,745

Income from vessel operations	22,556	2,978	25,534

	Three Months Ended June 30, 2007
	(unaudited)
	Liquefied
	Gas Segment	Suezmax Segment	Total

Net voyage revenues (2)	44,084	20,924	65,008
Vessel operating expenses	8,094	5,836	13,930
Depreciation and amortization	11,551	5,004	16,555
General and administrative	1,871	1,888	3,759

Income from vessel operations	22,568	8,196	30,764

(1)	The Partnership plans to restate financial results included in this financial statement to adjust its accounting treatment for certain derivative transactions under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as more fully discussed above under "—Restatement of Financial Statements.” Results exclude accounting corrections related to SFAS 133.

(2)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects; the potential increase in cash distributions to unitholders resulting from the Partnership’s acquisition of the RasGas 3 LNG vessels; Teekay offering its interest in the Angola LNG Project vessels to the Partnership; the timing of the commencement of the Tangguh LNG project, and corresponding increases in cash distributions to unitholders; the timing of LNG and LPG newbuilding deliveries; the Partnership’s exposure to foreign currency fluctuations, particularly in Euros; and the timing of the Partnership’s determination of restated results for prior periods and the effect of restatements on prior period results. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure of Teekay GP LLC to authorize the proposed increase to the Partnership’s cash distributions; the unit price of equity offerings to finance acquisitions, changes in production of LNG or LPG, either generally or in particular regions; required approvals by the conflicts committee of the board of directors of the Partnership’s general partner to acquire any LNG projects offered to the Partnership by Teekay; less than anticipated revenues or higher than anticipated costs or capital requirements; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; LNG and LPG project delays, shipyard production delays; the Partnership’s ability to raise financing to purchase additional vessels or to pursue LNG or LPG projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; the determination of the Partnership’s restatement of prior period results; and other factors discussed in Teekay LNG’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2007. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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